SANTO MINING CORP.

1000 Brickell Ave Ste 715

Miami, FL 33131

April 1, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Santo Mining Corp.

Registration Statement on Form 10-12G

File No. 000-54938

Dear Sirs:

Please be advised that Santo Mining Corp. (the “Company”) hereby respectfully requests withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was filed on February 1, 2024.

The Company respectfully requests that the SEC grant an order permitting withdrawal of the Registration Statement and declare the withdrawal effective as soon as feasibly possible.

Sincerely,

/s/ Franjose Yglesias

Franjose Yglesias

Chief Executive Officer